Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON NEGOTIATES REPAYMENT OF DEBT OWING FROM
URANIUM INDUSTRY A.S. AND RECEIVES INITIAL US$2 MILLION PAYMENT

Toronto, ON – Jan 13, 2022. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that it has executed a Repayment Schedule Agreement (the “Agreement”) with Uranium Industry a.s. (“UI”), pursuant to which the parties have negotiated the repayment of the debt owing from UI to Denison, and that Denison has received an initial US$2 million debt repayment instalment in accordance with the terms of the Agreement.

In July 2020, Denison announced the receipt of a final award in favour of Denison from the London Court of International Arbitration (“LCIA”) with respect to the arbitration proceedings between the Company and UI related to the 2015 sale by Denison to UI of its mining assets and operations located in Mongolia (“Arbitration Award”). The arbitration panel declared that UI violated its obligations to the Company under the related agreements and ordered UI to pay the Company USD$10 million plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

Under the terms of the Agreement, UI has agreed to make scheduled payments on account of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the Agreement, including the initial US$2 million already received, is approximately US$16 million. The Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Agreement.

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 28, 2021 to its short form base shelf prospectus dated September 16, 2021.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT," formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest Main, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison also holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%).

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

For more information, please contact

David Cates                                                  (416) 979-1991 ext 362
President and Chief Executive Officer

Mac McDonald                                              (416) 979-1991 ext.242
Exec. Vice President & Chief Financial Officer

Follow Denison on Twitter                          @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this news release contains forward-looking information pertaining to the Agreement and the expectations of scheduled repayment of the Arbitration Award pursuant thereto; expectations regarding its joint venture ownership interests; and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the execution and initial repayment under the Agreement may not lead to recovery of further repayments. Denison believes that the expectations reflected in its forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.